Rule 17g-1(g)(3)

Eaton Vance Tax-Managed Diversified Equity Income Fund (the “Fund”) has settled the claim it filed under its Investment Company Blanket Bond to recover $47,060 in losses incurred as a result of fraudulent equity options trading conducted by a former employee of its investment adviser, Eaton Vance Management (“EVM”). In connection with the settlement, the Fund released the insurer from any further liability for the claim. Because EVM had previously reimbursed the Fund for its loss, the Fund directed the insurer to pay the reimbursement amount to EVM.